Exhibit 27

GUARANTY

THIS GUARANTY (“Guaranty”) is made as of March 27, 2025, by Grown Rogue International Inc., an Ontario business corporation (the “Guarantor”), in favor of Bridge Bank, a division of Western Alliance Bank (the “Lender”).

FACTUAL BACKGROUND

Guarantor is executing this Guaranty to induce Lender to enter into a loan (the “Loan”) with Grown Rogue Unlimited, LLC an Oregon limited liability company (“Borrower”).

GUARANTY

1. Guaranty of Payment. Guarantor unconditionally and irrevocably guarantees prompt payment in full of all obligations of Borrower to Lender when due and at all times following when due, whether due at stated maturity, by required payment, by acceleration or declaration, on demand or otherwise, including but not limited to (a) all Obligations (as defined in the Credit Agreement hereinafter referred to) and all other amounts owing and other obligations of Borrower under the following documents (the “Loan Documents”): (i) a Credit Agreement between Lender and Borrower of even date herewith, as it may be amended, restated or otherwise modified from time to time (the “Credit Agreement”), (ii) the Term Note in the original principal amount of $7,000,000.00 of even date herewith and executed by Borrower in favor of Lender (as it may be amended, restated, renewed, extended, refinanced or replaced from time to time), (iii) the Security Agreement executed by Borrower, Grown Rogue Gardens, LLC, an Oregon limited liability company, GRU Properties, LLC, an Oregon limited liability company, GRIP, LLC, an Oregon limited liability company, Grown Rogue Distribution, LLC, an Oregon limited liability company, Canopy Management, LLC, a Michigan limited liability company, Grown Rogue Retail Ventures, LLC, a Delaware limited liability company, GR Michigan, LLC, a Michigan limited liability company, Golden Harvests LLC, a Michigan limited liability company, and Grown Rogue West New York, LLC, a New Jersey limited liability company in favor of Lender of even date herewith, as it may be amended, restated or otherwise modified from time to time, and (iv) all other documents evidencing, securing or relating to any obligations which are or may be in the future be owing to Lender by Borrower, Borrower and another, or another guaranteed or endorsed by Borrower, including but not limited to the Loan Documents (as defined in the Credit Agreement); (b) all other obligations owing to Lender by Borrower, Borrower and another, or another guarantied or endorsed by Borrower; and (c) costs and expenses of collection or enforcement (all obligations from Borrower to Lender, including but not limited to obligations described in the foregoing sections (a) to (c) are herein called the “Obligations”). This is a guaranty of payment. Guarantor must pay to Lender all amounts required under this Guaranty, including the full amount of the Obligations, immediately after demand to do so is made by Lender in writing. That demand will be conclusively deemed to have been effectively made when notice of the demand is given to Guarantor in accordance with the notice provisions set out in the Credit Agreement.

For purposes of this Guaranty, “Obligations” shall exclude, and Guarantor shall not guaranty, any Excluded Swap Obligation of Guarantor, with the following terms to have the following meanings:

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Excluded Swap Obligation” means, with respect to Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guaranty of Guarantor of, or the grant by Guarantor of a security interest to secure, such Swap Obligation (or any guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (a) by virtue of Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guaranty of Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation or (b) in the case of a Swap Obligation subject to a clearing requirement pursuant to Section 2(h) of the Commodity Exchange Act (or any successor provision thereto), because Guarantor is a “financial entity,” as defined in Section 2(h)(7)(C)(i) of the Commodity Exchange Act (or any successor provision thereto), at the time the guaranty of Guarantor becomes or would become effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guaranty or security interest is or becomes illegal.

“Swap Obligation” means, with respect to Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

2. Guaranty of Performance. Guarantor unconditionally guarantees the full and faithful performance by Borrower of all of the Obligations. Guarantor shall assume responsibility for and shall fully perform all of such obligations promptly on receiving written notice from Lender that Borrower has failed to perform any such obligations.

3. No Impairment of Guaranty. The obligations of Guarantor under this Guaranty are unconditional and absolute and, without limiting the generality of the foregoing, Lender may, without notice to or the consent of Guarantor, at any time and from time to time, (a) agree with Borrower to amend any provision of any Loan Document, including any change in the interest rate therein or any change in the amount thereof or the time or manner of payment thereunder, (b) make any agreement with Borrower for the extension, payment, compounding, compromise, discharge or release of any provision of any Loan Document or for any modification of the terms thereof, (c) release any other guarantor of the Obligations, and (d) release, modify or accept any security for any Obligation and/or this Guaranty, and the obligations of Guarantor hereunder shall not be impaired or affected by any of the foregoing. This Guaranty is valid and enforceable against the undersigned even though any Obligation is invalid or unenforceable against Borrower.

4. Waivers.

(a) Guarantor waives any right or claim of right to cause a marshaling of Borrower’s assets or to cause Lender to proceed against Guarantor, Borrower or any other guarantor of any of Borrower’s obligations in any particular order.

(b) Guarantor expressly waives and relinquishes all rights and remedies accorded by applicable law to guarantors, including, but not limited to, notice of acceptance of this Guaranty, presentment for payment, protest or demand, notice of such protest, demand, dishonor or nonpayment, any failure to pursue Borrower or its property, any defense arising out of the absence, impairment or loss of any right of reimbursement or subrogation and any defense arising by reason of any defense of Borrower or by reason of the cessation of the liability of Borrower. Guarantor further waives any defenses based on suretyship or impairment of collateral. Without limiting the generality of the foregoing (i) the liability of Guarantor hereunder shall not be modified in any manner whatsoever by any extension, discharge or rejection that may be granted to Borrower by any court in any proceeding under any bankruptcy act or amendments thereof and the undersigned expressly waives the benefit of any such extension, discharge or rejection, and (ii) this Guaranty shall be reinstated if at any time payment of any of the Obligations is rescinded or must otherwise be restored or returned by any party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Borrower, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Borrower or any substantial part of its property, or otherwise, all as though such payment had not been made.

(c) So long as Obligations remain outstanding, Guarantor hereby waives any claims, including a claim for reimbursement, subrogation, contribution or indemnification, which Guarantor may have against a co-guarantor of any of the Obligations or against Borrower.

(d) With respect to any of the Obligations, Lender may from time to time before or after revocation of this Guaranty without affecting the liability of Guarantor (i) surrender, release, impair, sell or otherwise dispose of any security or collateral for the Obligations, (ii) release or agree not to sue any guarantor or surety, (iii) fail to perfect its security interest in or realize upon any security or collateral, (iv) fail to realize upon any of the Obligations or to proceed against Borrower or any guarantor or surety, (v) renew or extend the time of payment, (vi) increase or decrease the rate of interest or the amount of the Obligations, (vii) accept additional security or collateral, (viii) determine the allocation and application of payments and credits and accept partial payments, (ix) determine what, if anything, may at any time be done with reference to any security or collateral, and (x) settle or compromise the amount due or owing or claimed to be due or owing from Borrower or any guarantor or surety, and none of the foregoing shall affect Guarantor’s liability for the full amount of the unpaid Obligations. Guarantor expressly consents to and waives notice of all of the above.

(e) Guarantor waives: (a) any defense based upon any legal disability or other defense of Borrower, any other guarantor or other person, or by reason of the cessation or limitation of the liability of Borrower from any cause other than full payment of all sums payable under the Note or any of the other Loan Documents; (b) any defense based upon any lack of authority of the officers, directors, partners, managers, members or agents acting or purporting to act on behalf of Borrower or any principal of Borrower or any defect in the formation of Borrower or any principal of Borrower; (c) any defense based upon the application by Borrower of the proceeds of the Loan for purposes other than the purposes represented by Borrower to Lender or intended or understood by Lender or Guarantor; (d) any right and defense arising out of an election of remedies by Lender, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed Guarantor’s rights of subrogation and reimbursement against Borrower; (e) any defense based upon Lender’s failure to disclose to Guarantor any information concerning Borrower’s financial condition or any other circumstances bearing on Borrower’s ability to pay all sums payable under the Note or any of the other Loan Documents; (f) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in any other respects more burdensome than that of a principal; (g) any defense based upon Lender’s election, in any proceeding instituted under the Federal Bankruptcy Code, of the application of Section 1111(b)(2) of the Federal Bankruptcy Code or any successor statute; (h) any defense based upon any borrowing or any grant of a security interest under Section 364 of the Federal Bankruptcy Code; (i) any right of subrogation, any right to enforce any remedy which Lender may have against Borrower and any right to participate in, or benefit from, any security for the Note or the other Loan Documents now or hereafter held by Lender; (j) presentment, demand, protest and notice of any kind; (k) the benefit of any statute of limitations affecting the liability of Guarantor hereunder or the enforcement hereof; and (l) any and all benefits under Arizona Revised Statutes §§ 12-1566, 12-1641, 12-1642, 12-1643, 12-1644, 33-814, 44-141, 44-142, 47-3419 and 47-3605, and Rule 17(e)-(f) of the Arizona Rules of Civil Procedure, as now in effect or as modified or amended in the future. The foregoing sentence is an unconditional and irrevocable waiver of any rights and defenses Guarantor may have because Borrower’s debt is secured by real property. Without limiting the generality of the foregoing or any other provision hereof, Guarantor further expressly waives to the extent permitted by law any and all rights and defenses, including without limitation any rights of subrogation, reimbursement, indemnification and contribution. Finally, Guarantor agrees that the performance of any act or any payment which tolls any statute of limitations applicable to the Note or any of the other Loan Documents shall similarly operate to toll the statute of limitations applicable to Guarantor’s liability hereunder.

5. Independent Obligations. The obligations of Guarantor hereunder are independent of the obligations of Borrower and, in the event of any default hereunder, a separate action or actions may be brought and prosecuted against Guarantor whether or not Borrower is joined therein or a separate action or actions is or are brought against Borrower. Lender’s rights hereunder shall not be exhausted by its exercise of any of its rights or remedies or by any action or by any number of successive actions until and unless the Obligations have been paid and fully performed. Lender is not bound to exhaust its recourse against Borrower, any other guarantor or person or under any other security before being entitled to payment from Guarantor under this Guaranty.

6. No Waiver. No delay on Lender’s part in exercising any right, power or privilege under this Guaranty or any other document executed in connection herewith shall operate as a waiver of any such privilege, power or right.

7. Borrower Information. Guarantor assumes full responsibility for keeping fully informed of the financial condition of Borrower and all other circumstances affecting Borrower’s ability to perform its obligations to Lender and agree that Lender will have no duty to report to Guarantor any information which Lender receives about Borrower’s financial condition or any circumstances bearing on Borrower’s ability to perform.

8. Judgment Against Borrower. Guarantor agrees that any judgment rendered against Borrower for monies due on the Obligations shall in all respects bind and be conclusive against Guarantor as if Guarantor had appeared in any such proceedings and judgment therein had been rendered against Guarantor.

9. Tolling of Statute of Limitations. Any part payment by Borrower or other circumstance which operates to toll any statute of limitations as to Borrower shall also toll the statute of limitations as to Guarantor.

10. Subordination. Guarantor subordinates to Borrower’s obligations to Lender all indebtedness of Borrower to Guarantor, whether now existing or hereafter contracted, whether direct or indirect, contingent or determined. With respect to any such indebtedness of Borrower to Guarantor, Guarantor further agrees to make no claim therefor until any and all obligations of Borrower to Lender shall have been discharged in full, and Guarantor further covenants and agrees not to assign all or any part of such indebtedness while this Guaranty remains in effect.

11. Representations and Warranties. Guarantor hereby represents and warrants that:

(a) Guarantor has full power, authority and legal right to execute and deliver, and to perform its obligations under this Guaranty;

(b) this Guaranty constitutes a legal, valid and binding obligation of Guarantor, enforceable in accordance with its terms;

(c) to the best of Guarantor’s knowledge, the execution, delivery and performance of this Guaranty will not violate any provision of any law or regulation or of any judgment, order, decree, determination or award of any court, arbitrator or governmental authority, bureau or agency or of any mortgage, indenture, loan or security agreement, lease, contract or other agreement, instrument or undertaking to which Guarantor is a party or which purports to be binding upon Guarantor or any property or assets of Guarantor or result in the creation or imposition of any lien on any of the property or assets of Guarantor pursuant to the provisions of any of the foregoing;

(d) to the best of Guarantor’s knowledge, no consent of any other person (including, without limitation, Guarantor’s creditors) and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery, performance, validity or enforceability of this Guaranty;

(e) to the best of Guarantor’s knowledge, no litigation, arbitration, investigation or administrative proceeding of or before any court, arbitrator or governmental authority, bureau or agency is pending in connection with the execution, delivery, performance, validity or enforceability of this Guaranty; and

(f) the financial statements or other financial information of Guarantor provided to Lender, correctly sets forth the financial condition of Guarantor, and there has been no material adverse change in the business, operations, assets or condition, financial or otherwise, of Guarantor.

12. Security Interest and Right of Set Off. Unless a lien would be prohibited by law or would render a nontaxable account taxable, Guarantor grants to Lender a security interest and lien in any deposit account Guarantor may at any time have with Lender. Lender may, at any time that Lender has a right to demand payment from Guarantor, set off any amount unpaid on the Obligations against any deposit balances Guarantor may at any time have with Lender, or other money now or hereafter owed Guarantor by Lender.

13. Miscellaneous.

(a) Binding Effect. The terms, provisions, covenants and conditions contained in this Guaranty shall apply to and bind the heirs, administrators, legal representatives, successors and assigns of the Guarantor. The terms, provisions, covenants and conditions contained in this Guaranty shall inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of Lender, including, but not limited to, any subsequent holder of the Loan Documents.

(b) Severability. If any term, provision, covenant or condition of this Guaranty, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Guaranty, and all applications thereof not held invalid, void or unenforceable shall continue in full force and effect and shall in no way be affected, impaired or invalidated thereby.

(c) Interpretation. In this Guaranty, whenever the context so requires, the masculine gender includes the feminine and/or neuter, and the singular number includes the plural, and vice versa, and the term Lender shall include any further holder, including pledgees, of the Obligations guaranteed hereby.

(d) Governing Law. The laws of the State of Arizona shall govern the validity, construction, performance and effect of this Guaranty.

(e) Jurisdiction, Venue and Consent of Process.

(i) Consent to Jurisdiction. Guarantor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any United States Federal or Arizona State court sitting in Phoenix, Arizona, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Guaranty or any Loan Document, or for recognition or enforcement of any judgment, and Guarantor irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Arizona State or, to the extent permitted by law, in such Federal court. Guarantor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Guaranty shall affect any right that Lender may otherwise have to bring any action or proceeding relating to this Agreement against Guarantor or its properties in the courts of any jurisdiction.

(ii) Consent and Waiver of Objection to Venue. Guarantor hereby irrevocably and unconditionally agrees that the exclusive venue for any action or proceeding arising out of or relating to this Guaranty shall be in any United States Federal or Arizona State court sitting in Phoenix, Arizona, and any appellate court from any thereof. Guarantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guaranty in any court referred to in this Section 13(f)(ii). Guarantor hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Nothing contained in this Section 13(f)(ii) shall bar, prevent, or prejudice Lender from commencing and maintaining any action or proceeding arising out of or relating to this Guaranty in any other court or venue as applicable law may permit or require.

(iii) Service of Process. Guarantor does hereby agree to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any federal or state court in Phoenix, Arizona, and Guarantor agrees that service of process upon such Guarantor mailed or delivered to such in the manner provided in Section 11.1 of the Credit Agreement shall be deemed in every respect effective service of process upon Guarantor in any such suit, action or proceeding in the State of Arizona. Guarantor shall give prompt notice to Lender of any changed address.

(f) Maximum Amount. Guarantor shall be liable under this Guaranty for the maximum amount of liability that can be hereby incurred without rendering this Guaranty voidable under applicable law relating to fraudulent obligations, fraudulent conveyance, fraudulent transfer or voidable transaction under applicable law (including, without limitation, under Section 548 of the Bankruptcy Code or any similar provision under applicable law), and not for any greater amount.

(g) Attorneys’ Fees. In the event any action is commenced by Lender against Guarantor in connection herewith, or in the event of any other proceeding with respect to, or affecting, this Guaranty or any other Loan Document, including, but not limited to, any bankruptcy proceeding, Lender shall be entitled to its costs and expenses, including reasonable attorneys’ fees, whether or not said action is prosecuted to judgment.

(h) Revocation. This is a continuing guaranty and shall remain in full force and effect until Lender receives written notice of its revocation signed by the undersigned or actual notice of the dissolution of the undersigned. Upon revocation by written notice or actual notice of dissolution, this Guaranty shall continue in full force and effect as to all Obligations contracted for or incurred before revocation, and as to them Lender shall have the rights provided by this Guaranty as if no revocation had occurred. Any renewal, extension or increase in the interest rate of any such Obligation, whether made before or after revocation, shall constitute an Obligation contracted for or incurred before revocation. Obligations contracted for or incurred before revocation shall also include credit extended after revocation pursuant to commitments made before revocation. Revocation by one of the undersigned shall not affect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

(i) Notice. Any notice required or permitted to be given hereunder, shall be deemed effective if given in accordance with Section 11.1 of the Credit Agreement.

(j) Currency. Payments under this Guaranty on account of the Obligations will be made in the currency (the “Agreed Currency”) in which the Obligations are payable, and any payment made in another currency (the “Other Currency”) will constitute a discharge of the liability of Guarantor under this Guaranty only to the extent of the amount of the Agreed Currency that Lender may purchase with the amount of the Other Currency receive by it on the Business Day (as such term is defined in the Credit Agreement) following that receipt and after deducting any costs of exchange.

(k) WAIVER OF JURY. GUARANTOR AND LENDER HEREBY VOLUNTARILY, KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BETWEEN OR AMONG THEM ARISING OUT OF OR IN ANY WAY RELATED TO THIS GUARANTY, THE LOAN DOCUMENTS, OR ARISING OUT OF OR IN ANY WAY RELATED TO THE RELATIONSHIP AMONG THE PARTIES AS GUARANTOR, BORROWER AND LENDER OR OTHERWISE. THIS PROVISION IS A MATERIAL INDUCEMENT TO LENDER TO PROVIDE THE FINANCING SECURED HEREBY.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date and year first above written.

GRANTOR:

GROWN ROGUE INTERNATIONAL INC., an Ontario business corporation

By:	/s/ J. Obie Strickler
Name:	J. Obie Strickler
Title:	Authorized Signor

(Signature Page International Guaranty)

Certificate Of Completion
Envelope Id: 2E4E07E6-E291-4F5F-B014-093B6FE6AA40		Status: Completed
Subject: Complete with Docusign: Grown Rogue International Guaranty
Source Envelope:
Document Pages: 9	Signatures: 1	Envelope Originator:
Certificate Pages: 5	Initials: 0	Kellianne Wehr
AutoNav: Enabled		411 E. Wisconsin Ave.
EnvelopeId Stamping: Enabled		Milwaukee, WI 53202
Time Zone: (UTC-06:00) Central Time (US & Canada)		kelli.wehr@quarles.com
IP Address: 8.45.141.254

Record Tracking
Status:	Original	Holder:	Kellianne Wehr	Location:	DocuSign
	3/26/2025 10:10:43 AM		kelli.wehr@quarles.com

Signer Events	Signature	Timestamp
J. Obie Strickler	/s/ J. Obie Strickler	Sent: 3/26/2025 10:11:30 AM
Obie@grownrogue.com		Viewed: 3/26/2025 12:38:59 PM
Manager		Signed: 3/26/2025 12:39:15 PM
Grown Rogue Unlimited
Security Level: Email, Account Authentication	Signature Adoption: Pre-selected Style
(None)	Using IP Address: 66.169.255.238
Signed using mobile

Electronic Record and Signature Disclosure:
Accepted: 3/26/2025 12:38:59 PM
ID: 90fcb7e2-a6e4-4166-97fb-7989b55cdc1a

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Amelia Valenzuela amelia.valenzuela@quarles.com	copied	Sent: 3/26/2025 10:11:30 AM
Security Level: Email, Account Authentication
(None)

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Randy Pflum Randy.Pflum@quarles.com	COPIED	Sent: 3/26/2025 10:11:30 AM
Security Level: Email, Account Authentication
(None)

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	3/26/2025 10:11:30 AM
Certified Delivered	Security Checked	3/26/2025 12:38:59 PM
Signing Complete	Security Checked	3/26/2025 12:39:15 PM
Completed	Security Checked	3/26/2025 12:39:15 PM

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, Quarles & Brady LLP (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact Quarles & Brady LLP:

You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:

To contact us by email send messages to: daniel.miller@quarles.com

To advise Quarles & Brady LLP of your new email address

To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at daniel.miller@quarles.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address.

If you created a DocuSign account, you may update it with your new email address through your account preferences.

To request paper copies from Quarles & Brady LLP

To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to daniel.miller@quarles.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with Quarles & Brady LLP

To inform us that you no longer wish to receive future notices and disclosures in electronic format you may:

i.	decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii.	send us an email to daniel.miller@quarles.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

Required hardware and software

The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements.

Acknowledging your access and consent to receive and sign documents electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system.

By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that:

●	You can access and read this Electronic Record and Signature Disclosure; and

●	You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and

●	Until or unless you notify Quarles & Brady LLP as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by Quarles & Brady LLP during the course of your relationship with Quarles & Brady LLP.